Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

December 7, 2010

Houghton Hallock III, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the "Registrant"); Post-Effective Amendment No. 96 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 96")
     -----------------------------------------------------------------------

Dear Mr. Hallock:

This letter responds to comments on Amendment No. 96, which you provided in a telephonic discussion with me on Monday, November 22, 2010. Amendment No. 96 was filed with the Securities and Exchange Commission (the "Commission") on September 20, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the GRT Absolute Return Fund (the "Fund"). This letter updates and supersedes my previous letter regarding the Fund dated December 6, 2010.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 96.

1. COMMENT:    In the fee table, please confirm the inclusion of "Dividend and
               Interest Expense on Securities Sold Short" as a sub-caption of "Other Expenses" is consistent with Form N-1A.

               RESPONSE: The inclusion of "Dividend and Interest Expense on Securities Sold Short" as a sub-caption of "Other Expenses" is consistent with Form N-1A. Pursuant to Instruction 3(c)(iii) to
               Item 3, the Fund "may subdivide ["Other Expenses"] into no more than three sub-captions that identify the largest expense or expenses comprising 'Other Expenses,' but must include a total of all 'Other Expenses.'" In addition, consistent with Form N-1A, we have included a second sub-caption for "Other Operating Expenses" as well as a cumulative line item for "Total Other Expenses."

Houghton Hallock III, Esq.
December 6, 2010
Page 2

2. COMMENT:    In the fee table line item for redemption fees, please confirm the inclusion of "if shares redeemed have been held for less than 14 days" in the parenthetical is consistent with Form N-1A.

               RESPONSE: It is our understanding that the Staff views such a presentation as being consistent with Form N-1A because we have received a written comment from the Staff to a different registrant's initial registration statement on Form N-1A asking that such information be incorporated into the parenthetical.

3. COMMENT:    In the "Principal Investment Strategies" and "Principal Risks"
               sections, please expand the current disclosure related to derivatives per the SEC's recent letter to the ICI.(1) In particular, please include the types of derivatives the Fund may use as part of its principal investment strategies, a brief description of each such derivative and related risks, how each type of derivative will be used and any limits on the Fund's investments in derivatives.

               RESPONSE: The Adviser has confirmed that the Fund will buy and sell options as part of the Fund's principal investment strategies for the purpose of generating income, hedging positions in the portfolio, or increasing or decreasing exposure to certain markets, certain asset classes, or particular securities. The Adviser has also confirmed that the Fund's options transactions are not subject to any express limit.

               As a result, the second paragraph of the "Principal Investment Strategies" section has been replaced with the following:

               The Fund expects, primarily, to gain equity and fixed income exposure through direct investments in individual securities, while, secondarily, long and short investment exposure to other asset classes may be achieved through investments in exchange-traded funds ("ETFs"), including leveraged and inverse ETFs, exchange traded notes ("ETNs"), closed-end funds and exchange traded options. The Fund expects to take both long and short positions in exchange traded options, primarily on equities and ETFs, including ETFs that hold bonds and other investments, and, from time to time, in exchange traded options on indices. The Fund may sell or buy options to generate income, to hedge positions in the portfolio, and to increase or decrease exposure to certain markets, certain asset classes, or particular securities. The Fund may also sell securities short in seeking to achieve its objective.

-----------------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel,
     Investment Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Houghton Hallock III, Esq.
December 6, 2010
Page 3


          In addition, the following "Options Risk" replaces "Derivatives Risk" in the "Principal Risks" section:

               Options Risk -- The Fund may purchase or sell options, which involve the payment or receipt of a premium by the investor and the corresponding right or obligation, as the case may be, to either purchase or sell the underlying security for a specific price at a certain time or during a certain period. Purchasing options involves the risk that the underlying instrument will not change price in the manner expected, so that the investor loses its premium. Selling options involves potentially greater risk because the investor is exposed to the extent of the actual price movement in the underlying security rather than only the premium payment received (which could result in a potentially unlimited loss). Over-the-counter options also involve counterparty solvency risk. Although the Fund's options transactions are not subject to any express limit, the Fund's ability to write (sell) options is limited as a result of regulatory requirements relating to the use of leverage by mutual funds.

4. COMMENT:    The "Principal Investment Strategies" section states that: "the
               Adviser uses a value-oriented and contrarian approach to investing." Please confirm if value-oriented and contrarian approaches are contradictory and, if so, please explain how the Fund intends to use both to achieve its investment objective. In addition, please explain in plain English what is meant by a "contrarian approach to investing."

               RESPONSE: The Adviser has confirmed that value-oriented and contrarian approaches to investing are not contradictory. The fourth paragraph of the "Principal Investment Strategies" has been replaced with the following:

                    In making investment decisions for the Fund, the Adviser uses a value-oriented and contrarian approach to investing. In its value approach to investing, the Adviser looks for securities which it believes may be undervalued in the market and offer the potential to increase in value. In its contrarian approach, the Adviser seeks to invest in a manner that differs from the prevailing current investment trend when there are other indicators that the trend is wrong. Contrarian investing is related to value investing in that the contrarian is also seeking to identify investment opportunities where the current pricing seems wrong, but to a more significant degree. For example, current pessimism can be unwarranted to the extent that the price is driven down to the point that a company's prospects are very understated and the price thus represents a contrarian opportunity.

Houghton Hallock III, Esq.
December 6, 2010
Page 4

5. COMMENT:    Please revise "Investment Style Risk" in the "Principal Risks"
               section as follows:

               INVESTMENT STYLE RISK -- The Fund pursues a value-oriented and contrarian approach to investing, although it may utilize a growth style of investing to a significant extent. The investment styles employed by the Adviser in selecting investments and asset allocations for the Fund may go in and out of favor, causing the Fund to underperform other funds that use different investment styles.

               RESPONSE: We have made the requested change.

                                   * * * * *

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                            Sincerely,

                                            /s/ BEAU YANOSHIK
                                            -----------------------------
                                            Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Joseph M. Gallo, Esq.